Andrew F. MacDonald
                                                                    202-508-4059
                                                       amacdonald@thelenreid.com


                                        April 10, 2000




Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

          RE: Wisconsin Power & Light Company, et al. - Form RW (Request for Withdrawal); File No. 70-9503 - Form U-1 Application/Declaration, dated May 28, 1999

Ladies and Gentlemen:

          On behalf of Wisconsin Power & Light Company ("WP&L") and certain of its associate companies, I hereby withdraw the Form U-1 Application/Declaration, dated May 28, 1999, as filed in File No. 70-9503 (the "Application") under the Public Utility Holding Company Act of 1935 (the "Act"). The Division of Investment Management has notified me that the Application does not contain any request for relief that requires approval by the Commission under the Act.

                                        Best personal regards,



                                        /s/ Andrew F. MacDonald
                                        Andrew F. MacDonald